Exhibit 99.1

MingZhu Logistics Agrees to Acquire Oxylus Global; Company Targeting Continued Aggressive Diversification and Growth Acceleration Strategy

NEW YORK & SHENZHEN, May 31, 2024 – MingZhu Logistics Holdings Limited (“MingZhu” or the “Company”) (Nasdaq: YGMZ), an elite provider of logistics and transportation services to businesses, today announced it has agreed to acquire Oxylus Global Inc (“Oxylus”)., as part of its continued aggressive business diversification and growth acceleration strategy. The closing of the all-stock acquisition is subject to customary closing conditions, including regulatory approvals, and is expected to be completed by the end of calendar year 2024.

The Company noted the latest phase of its business diversification and growth acceleration strategy targets globally leading, transformational technologies, which it believes will serve as important building blocks in the ongoing modernization of the traditional logistics industry into a high-performance satellite and AI-based services platform, including intelligent logistics networks, precious metal exchanges and securitization to enable fintech services.

Oxylus has budgeted capital expenditures and investments to acquire and partner with, including but not limited to, technology and intellectual properties including satellite-based communication and IoT infrastructure, big data and artificial intelligence-powered laser communications platform physical internet platform, industrial financial platform, and technology and energy metal exchanges.

Mr. Jinlong Yang, Chairman and Chief Executive Officer of MingZhu, commented, “Oxylus is fast becoming an industry leader with a proven track record, which is a testament to its strong vision, leadership, culture and execution. We are confident the addition of Oxylus’s robust and successful platform will accelerate our growth, while significantly expanding our future opportunities. We expect the acquisition will create significant value over the long-term for all shareholders.”

“The speed at which AI and new technologies are transforming industries globally is unprecedented. This is impacting virtually all facets of the global economy, from mining and procuring raw materials to manufacturing, distribution, sales and consumption. Companies that adopt and integrate these powerful new platforms and technologies can gain a critical competitive advantage through increased operating efficiencies, higher return on invested capital and increased success. Our management team realized the significance to both our long-term business and the evolving support our customers would need in this new world. We are fully committed to an aggressive business diversification and growth acceleration. We believe this path best positions the Company for long-term success.”

About Oxylus Global Inc.

Oxylus is a digital asset infrastructure service company deploying and operating the world’s first virtual Starlink and space-based supercomputing and optical communications network. Oxylus’s open and decentralized artificial intelligence computing supports customers worldwide through its AI-enabled, global satellite network, with multiple company-owned and operated satellite launch sites in strategically located geographies. With planned headquarters in Zug, Switzerland, Oxylus has regional offices and staff in Shanghai, Seoul and New York

About MingZhu Logistics Holdings Limited (Nasdaq: YGMZ)

Established in 2002 and headquartered in Shenzhen, China, MingZhu Logistics Holdings Limited is a 4A-rated professional trucking service provider. Based on the Company’s regional logistics terminals in Guangdong Province, MingZhu Logistics Holdings offers tailored solutions to our clients to deliver their goods through our network density and broad geographic coverage across the country by a combination of self-owned fleets tractors and trailers and subcontractors’ fleets. For more information, please visit ir.szygmz.com.

Forward-Looking Statements

The statements in this press release regarding the Company’s future expectations, plans and prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements regarding plans, goals, objectives, strategies, future events, expected performance, assumptions and any other statements of fact that have not occurred. Any statements that contain the words “may”, “will”, “want”, “should”, “believe”, “expect”, “anticipate”, “estimate”, “calculate” or similar statements that are not factual in nature are to be considered forward-looking statements. Actual results may differ materially from historical results or from those expressed in these forward-looking statements as a result of a variety of factors. These factors include, but are not limited to, the Company’s strategic objectives, the Company’s future plans, market demand and user acceptance of the Company’s products or services, technological advances, economic trends, the growth of the trucking services market in China, the Company’s reputation and brand, the impact of industry competition and bidding, relevant policies and regulations, fluctuations in China’s macroeconomic conditions, and the risks and assumptions disclosed in the Company’s reports provided to the CSRC (China Security Regulatory Commission). The potential acquisition involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements including but not limited to statements about the potential benefits of the potential acquisition; the anticipated timing of closing of the potential acquisition (including failure to obtain necessary regulatory approvals) and the possibility that the potential acquisition does not close; risks related to the ability to realize the anticipated benefits of the potential acquisition, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the potential acquisition making it more difficult to maintain business and operational relationships; negative effects of announcing the potential acquisition or the consummation of the potential acquisition on the market price of our common stock or operating results; costs associated with the potential acquisition; unknown liabilities; and the risk of litigation and/or regulatory actions related to the potential acquisition. For these and other related reasons, we advise investors not to place any reliance on these forward-looking statements, and we urge investors to review the Company’s relevant SEC filings for additional factors that may affect the Company’s future results of operations. The Company undertakes no obligation to publicly revise these forward-looking statements subsequent to the filing of these documents as a result of changes in particular events or circumstances.

For further information, please contact. MingZhu Logistics Holdings Limited: Jingwei Zhang Email: company@szygmz.com Phone: +86 186-5937-1270	Investor Relations Contact: David Pasquale Global IR Partners Email: YGMZ@globalirpartners.com New York Office Phone: +1-914-337-8801